VIA EDGAR and Overnight Delivery
July 30, 2009
Lynn Dicker
Reviewing Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
U.S.A.

Re:	Universal Biosensors, Inc. Form 10-K for the Fiscal year Ended December 31, 2008 Filed March 30, 2009 File No. 000-52607
Dear Ms. Dicker:
     We are in receipt of your letter dated July 22, 2009 providing comments of the staff (the “Staff”) of the Securities and Exchange Commission (“the “Commission”) on the above referenced filings for Universal Biosensors, Inc. (the “Company”).
     In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s responses.
1. Staff Comment 1 — Please tell us and revise your future filings to explain in more detail the nature of the rights that you granted to LifeScan. Within your discussion, please explain to us why you believe that the grant of these rights was a discrete earnings event since these rights were granted in conjunction with the pricing of other elements of your LifeScan arrangement. Refer to the guidance in Question 1 to SAB Topic 13A3(f).
     As requested by the Staff, in future filings, we will explain in more detail the nature of the rights that we granted to LifeScan including why we believe that the grant of these rights was a discrete earnings event.
     The grant of rights to LifeScan included a detailed written description of the Company’s process for the manufacture of the enhanced blood glucose product, including all underlying know-how relevant to the process. The grant of these rights is considered to be a discrete earnings event as they are not linked in any way to the other deliverables in the arrangement and there is a risk that the other deliverables may not be achieved. The other deliverables in the arrangement are primarily related to manufacturing and the Company’s ability to manufacture which can only occur once regulatory approval is received to market the product. The Company notes that regulatory approval to market the product has not yet been received and there is a risk in receiving the regulatory approval. Under the arrangement we have with LifeScan, they have the option of terminating the arrangement, which includes the rights for us to manufacture the product, if regulatory approval is not received. There was no such risk involved in fulfilling our service requirements for the grant of rights as the service requirements were completed and fully satisfied when the consideration was received at which point the rights were transferred to LifeScan. These rights have value to LifeScan as they are able to use this information to build their own manufacturing capability.
     The fair value of the rights as determined by management was based on estimated market value of labour hours consumed in writing up the documents relating to the rights. There are no general rights of return of the delivered items. These rights were internally generated and were carried at zero value within our financial statements.
     The consideration outlined for each of other elements in the LifeScan agreement have been separately and independently determined for each element, based on the fair value price that a third party manufacturer would charge. There is no link to the price paid for the grant of the rights and the revenue for the manufacturing element will only ever be received if regulatory approval is obtained and Lifescan orders product from the company. The price outlined for manufacturing is in no way linked to the determination of the fair value of the grant of rights.
2. Staff Comment 2 — Further to the above, we note from your response that you have classified the A$1.1 million non-refundable fee recognized in fiscal 2008 as “other operating income.” However, it appears from page F-4 that you have classified this fee as “non-operating income” during fiscal 2008. Please advise.
     We acknowledge that the non-refundable fee has been recognized by us as “non-operating income” in our Form 10-K. Our response to you should have stated this as well. However, due to a typographical error, in our response to you we indicated that the fee should be classified as “other-operating income.”
     Please acknowledge receipt of this letter by stamping the enclosed duplicate of this letter and returning it to Monica Klein in the envelope provided.
     We believe that the foregoing adequately responds to your correspondence and questions. Please direct your questions or comments to Beth Hughes (703/760-1649). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to Monica Klein’s attention at 730/821-8949.

Very truly yours,
/s/ Mark Morrisson
Mark Morrisson
Chief Executive Officer and Executive Director Universal Biosensors, Inc.

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